Warren Resources, Inc.,

1114 Avenue of the Americas

34th Floor

New York, NY 10036

(212) 697-9660

September 13, 2011

BY EDGAR AND MESSENGER

Mr. Karl Hiller, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Jennifer O’Brien

Re:  Warren Resources, Inc., Form 10-K for the Fiscal Year Ended December 31, 2010, File No. 000-33275

Dear Mr. Hiller:

On behalf of Warren Resources, Inc. (the  “Company” or “Warren”), this letter responds to the Securities and Exchange Commission staff’s (“Staff’s”) letter dated September 1, 2011 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2010, File No. 000-33275. The following responses are keyed to the Staff’s comments. We have discussed the Staff comments and these responses with the chairman of the Audit Committee of our Board of Directors, as well as with our independent consulting petroleum engineers, Williamson Petroleum Consultants, Inc. (“WPCI”).

Based on our review of the Staff comment letter, and as further described herein, we are submitting a revised report prepared by WPCI.  Also, based on our review of the comment letter, and as reflected in our responses below, we believe that our filed Form 10-K for 2010 is materially correct, clear and consistent with industry practice as confirmed by a review of filings made by a number of other exploration and production companies. Therefore, we request that no amendment to our existing filing be required provided that we include the expanded disclosure described below in our Form 10-K for the year ending December 31, 2011, and in other future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of WPCI for any such discussions and to meet with the Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments.

In connection with our responses to the Staff’s comments, the Company acknowledges the following positions of the Commission:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2010

Reserve Estimation Process, Controls and Technologies, page 9

Comment 1. Please expand your disclosure to include a description of the internal controls used in your reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing. Also disclose the qualifications of your technical person who is primarily responsible for overseeing the preparation of the reserve estimates and accepting the report from Williamson Petroleum Consultants, Inc.

Response. In response to this comment, we propose including the following revision to clarify the disclosure in our Form 10-K for the year ending December 31, 2011 (new language is underlined):

“Controls Over Reserve Report Preparation

Estimates of proved reserves at December 31, 2010, 2009 and 2008 were prepared by Williamson Petroleum Consultants, Inc., our independent consulting petroleum engineers. The technical persons responsible for preparing the reserve estimates are independent petroleum engineers and geoscientists that meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. These reserves are then reviewed and approved by our in house petroleum engineers and geoscientists who oversee and control preparation of the reserve report by working with our independent consulting petroleum engineers to ensure the integrity, accuracy and timeliness of data furnished to the independent consulting petroleum engineers for their review process. Warren’s technical person who is primarily responsible for overseeing the preparation of our reserve estimates holds a bachelor’s degree in petroleum engineering, is a member of the Society of Petroleum Engineers and has over 10 years of experience supervising or preparing reserve estimates. These reserve estimates are also reviewed and approved by our Chief Executive Officer and other members of senior management.”

Please note that substantially all the underlined language was included in our Form 10-K for 2009, but was unintentionally and inadvertently omitted from the 10-K for 2010.

Natural Gas and Oil Acreage, page 14

Comment 2. Please disclose the minimum remaining terms of leases and concessions to comply with Item 1208(b) of Regulation S-K.

Response.  Because at December 31, 2010 virtually all of the Company’s properties containing proved reserves were unitized and/or held by production, the minimum remaining terms of leases were not deemed material or applicable. In addition, the remaining lease terms of the Company’s undeveloped Wyoming acreage did not meet a materiality threshold because at year-end 2010 the Company had no proved reserves attributable to that acreage (summary page, 2010 reserve report).  Also, as shown on page 62, in 2009 and 2010, no new wells were drilled on any acreage in Wyoming. The Company has no concessions.

Given the Staff’s comments, in future filings the Company will include disclosure similar to the following with respect to this matter:

“The primary terms of the Company’s oil and gas leases expire on various dates in any given year. All of the Company’s proved acreage is perpetuated by production or by continuous operations. This means that the Company will maintain its rights in these leases as long as oil or natural gas is produced from or operations are conducted on the acreage by the Company or other parties holding interests in those leases.  In some cases, if production from a lease ceases, the lease will expire, and in other cases, if production from a lease is interrupted or ceases, the Company may maintain the lease by conducting additional operations on the acreage.

Of the Company’s material leases that are not currently held by production, the Company has approximately [        ], [        ], and [        ] net acres subject to leases with primary terms that expire in 2012, 2013, and 2014, respectively.  [or, alternatively, ‘The Company does not believe the remaining terms of its leases that are not currently held by production are material.’] The Company has in the past been and expects in the future to be able to extend the terms of some of these leases by conducting operations thereon or by exchanging or selling some of these leases to or with other companies.  The Company does not expect to lose material lease acreage because of a failure to drill due to inadequate capital, equipment, or personnel.  However, based on the Company’s evaluation of prospective economics, the Company has allowed acreage to expire and will continue to allow additional acreage to expire in the future.”

Note K — Oil and Gas Reserve Data (Unaudited), page F-32

Summary of Changes in Proved Reserves, page F-33

Comment 3. We note that you disclose the total quantity of proved undeveloped reserves at year end for oil and natural gas. Please expand your disclosure to include the additional information required by Item 1203 (b) through (d) of Regulation S-K.

Response. With respect to Item 1203(d), as of December 31, 2010, there were no proved undeveloped reserves that had remained undeveloped for five years or more.

With respect to Item 1203(b), during 2010 there were no material conversions of proved undeveloped reserves to proved developed reserves to disclose. The primary factor in the positive revisions to natural gas proved undeveloped reserves for the year ended December 31, 2010 was a 28% increase in natural gas prices to $4.13 per Mcf for 2010 in comparison to $3.22 for 2009, as reflected in pricing disclosure in the paragraph at the bottom of page F-34. This price increase resulted in certain natural gas proved undeveloped locations becoming economic, adding approximately 6.0 Bcf of proved undeveloped natural gas reserves. We note that this increase only represented 4.7% in total proved reserves and therefore was deemed immaterial for the Company’s disclosures.

With respect to Item 1203(c), the capital expenditures made during 2010 to convert proved undeveloped reserves to proved developed reserves, are reflected in the “Changes in Standardized Measure of Discounted Negative Cash Flows” table as “Development costs incurred”, on page F-34 of the 10-K.

Notwithstanding the above, in acknowledging the Staff’s comments, and subject to any additional comments, we propose to include the following information in the notes following the disclosure table on page F-33 in our Form 10-K for December 31, 2011, addressing capital expenditures made during the year and progress made during the year to convert proved undeveloped reserves to proved developed reserves (new language is underlined):

(1)          Undeveloped reserves transferred to developed reserves were [                 Boe] for the year ended December 31, 2011. Capital costs incurred to convert these proved undeveloped reserves to proved developed reserves were [$         ]million

(2)          The Company revised its 2011 year-end proved reserves upward [downward] by             Boe ,

primarily resulting from  increased [decreased] pricing of $           per Mcfe and $           per barrel of oil in 2011  compared to pricing of $         per Mcfe and $           per barrel of oil in 2010. Revisions in proved reserves resulting from performance and other factors represented (    %) of the increase [decrease].

Exhibit 99.1

Comment 4. We refer you to Items 1202(a)(8)(ii), 1202(a)(8)(iv) and 1202(a)(8)(ix) of Regulation S-K. Please obtain and file a revised report from Williamson Petroleum Consultants, Inc. which includes the following information:

•                  The date on which the report was completed. The date listed of February 17, 2010 does not appear to coincide with the date of the estimate.

Response. In response to this portion of the comment, WPCI has advised the Company that it has corrected the typographical error and inserted the correct date of February 17, 2011 in a revised report to be filed with the Commission.

•                  A statement that the assumptions, data, methods, and production used in the report is appropriate for the purpose served by the report. The statement on page three of the report stating that “The estimates of reserves contained in this report were determined by accepted industry methods deemed appropriate for this type of evaluation” is not sufficient.

Response. In response to this portion of the comment, WPCI has advised the Company that the sentences or revised sentences shown below are included in the revised report to be filed with the Commission:

[As a new paragraph fourth from the end of the report the following sentence will be inserted]: “Williamson considers the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenue herein.”

•                  A brief summary of the third party’s conclusions with respect to the reserve estimates.

Response. In response to this portion of the comment, WPCI has advised the Company that the sentences or revised sentences shown below are included in the revised report to be filed with the Commission:

[After the first sentence of the new paragraph, the following language will be inserted]: “In our opinion the estimates of Warren Resources, Inc.’s proved reserves and future revenue shown herein are, in the aggregate, reasonable.”

*              *          *          *

In summary, as indicated above, we request that the revised summary reserve report be filed and that no other amendment to the 2010 10-K be required at this time, with the understanding and commitment that the expanded disclosure described above will be included in the Form 10-K for 2011 and other future filings.

We would appreciate it very much if you would direct comments or questions to the undersigned at (212) 697-9660 and he will coordinate with the proper person to obtain a response.

Very truly yours,

WARREN RESOURCES, INC.

By:	/s/ David E. Fleming
David E. Fleming
Senior Vice President& General Counsel

cc:	Mr. Alan Talesnick, Patton Boggs, LLP
Mr. Roy Williamson. Williamson Petroleum Consultants, Inc.
Mr. Kevin Schroeder, Grant Thornton, LLP
Mr. Norman F. Swanton, Warren Resources, Inc.
Mr. Timothy A. Larkin, Warren Resources, Inc.

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

September 8, 2011

Warren Resources, Inc.

34th Floor

1114 Avenue of the Americas

New York, New York  10036

Attention Mr. Norman F. Swanton

Gentlemen:

Subject:	Evaluation of Oil and Gas Reserves
to the Interests of
Warren Resources, Inc.
Effective December 31, 2010
for Disclosure to the
Securities and Exchange Commission
Williamson Project 0.9434

Williamson Petroleum Consultants, Inc. performed the subject engineering evaluation effective December 31, 2010 at your request for the purpose of an annual update of the subject properties and to be used in Securities and Exchange Commission (SEC) filings. This evaluation was completed February 17, 2011. The properties evaluated represent 100 percent of the value of oil and gas interests owned by Warren Resources, Inc. (Warren) and are located in the states of California, New Mexico, North Dakota, Texas, and Wyoming with the majority of the value in California.

Proved reserves and future net revenue from oil and gas properties were evaluated in accordance with the Definitions of Oil and Gas Reserves from 17 CFR  § 210.4-10. Following is a summary of the results of the proved evaluation effective December 31, 2010:

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED

Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	7,517.885	0.000	2,731.755	10,249.641
Gas, MMCF	49,300.324	0.000	18,900.146	68,200.461

Future Net Revenue, M$:
Undiscounted	383,040.250	0.000	99,072.070	482,112.344
Discounted Per Annum at 10.00 Percent	245,306.234	0.000	42,322.277	287,628.500

Note: Due to the method of rounding, Total Proved may not equal PDP + PDNP + PU.

No study was made to determine the existence of oil and gas reserves that would be categorized as probable or possible. Oil reserves are expressed in thousands of United States (U.S.) barrels (MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist. No estimate of fair market value was made.

All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas contract terms, operating expenses, investments, net profit interests, well information, and current operating conditions, as applicable, were provided by Warren. Production data were obtained from both public records and the client. The dates of first production for nonproducing properties were based on estimates by Warren and the actual dates may vary from those estimated.

The hydrocarbon prices used in the preparation of this report are based on SEC price parameters using the average prices during the 12-month period prior to the effective date of this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were calculated by Williamson using data supplied by Warren.

Average index prices and average realized prices after the adjustments of differentials used in this evaluation are as follows:

Geographic Area	Product	Price Reference	Average Benchmark Prices $/BBL or $MMBTU	Average Realized Prices $/BBL or $/MCF

All, USA	Oil/Condensate	WSJ WTI Cushing	79.43	73.30

Atlantic Rim, Wyoming	Gas	Gas Daily CIG	3.945	4.10

Other, USA	Gas	WSJ Henry Hub	4.370	4.46

2

All capital and operating costs were provided by Warren. Operating expenses were provided for the period ending no earlier than August 2010 for all properties. All available data for each property were used to determine average recurring expenses which are billable to the working interest owners. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Warren. For new and developing properties where data were unavailable, operating expenses were estimated by Warren based on analogy with similar properties. For California properties, Warren provided operating cost models which separated expenses between fixed costs, well costs, and fluid production costs.

State production taxes have been deducted at the published rates as appropriate.   Average county ad valorem taxes were deducted for those properties located in states for which the data were available or calculated based on data provided by Warren.

The operations of Warren may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause the timing and volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.  For example, permits for additional water injection wells in California have been filed but are currently pending regulatory approval.  This delay is beyond the previous approval times for injection permits.

Williamson used all engineering and geological evaluation methods and procedures considered necessary to prepare this evaluation. The estimates of reserves contained in this report were determined by accepted industry methods deemed appropriate for this type of evaluation. Methods utilized in this report include extrapolation of historical production trends, analogy to similar properties, and volumetric calculations. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those

3

projected. It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

Williamson considers the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenue herein. In our opinion the estimates of Warren Resources, Inc.’s proved reserves and future revenue shown herein are, in the aggregate, reasonable.

All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.  Warren did not request Williamson to assess the risks associated with specific regulatory issues for the properties evaluated. Neither salvage values nor abandonment costs were included in this evaluation.

Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Warren. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr., P.E.

Roy C. Williamson, Jr., P.E.

RCW/JDS/RCH/trk

Williamson Petroleum Consultants, Inc.
F-81

4